FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 13 DATED September 3, 2009
TO THE PROSPECTUS DATED March 18, 2008

This prospectus supplement (this “Supplement No. 13”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated March 18, 2008 (the “Prospectus”) and Supplement No. 12, dated August 27, 2009 (“Supplement No. 12”) and should be read in conjunction with the Prospectus and Supplement No. 12. This Supplement No. 13 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 12 and must be read in conjunction with our Prospectus and Supplement No. 12. This Supplement No. 13 will be delivered with the Prospectus.

The purpose of this Supplement No. 13 is to disclose potential acquisitions of the REIT.

Potential Property Investments

The following information is to replace the section in our Prospectus captioned “Potential Property Investments” on page 90 of the Prospectus.

The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay a portion of the purchase price. An additional condition to acquiring these properties will be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We will decide whether to acquire properties generally based upon:

•	satisfaction of the conditions to the acquisitions contained in the respective contracts;

•	no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make these acquisitions; and

•	our receipt of satisfactory due diligence information including appraisals, environmental reports and tenant and lease information.

Our advisor has identified the properties described below as potential suitable investments for us. The acquisition of the properties is subject to a number of conditions. A significant condition to acquiring the potential acquisition is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.

Home Depot Distribution Facility – Topeka, KS

The REIT anticipates acquiring a leasehold interest in a build-to-suit Home Depot Distribution Facility that will service Home Depot stores in the Kansas City region (the “Home Depot Facility”) by January 31, 2010. On August 28, 2009, the REIT’s Board of Directors approved the acquisition of the Home Depot Facility.  Although the REIT believes that the acquisition of the Home Depot Facility is probable, there can be no assurance that this acquisition will be consummated.

On August 21, 2009, an affiliate of the REIT entered into an agreement with a commitment to purchase the leasehold interest in the Home Depot Facility, subject to customary closing conditions.  The purchase price for the Home Depot Facility is approximately $23,300,000. The closing costs and fees payable to American Realty Capital Advisors, LLC are expected to total approximately $630,000. The purchase price will be paid with proceeds from the sale of common shares and first mortgage indebtedness. The Home Depot Facility is a “Rapid Deployment Center” of approximately 465,000 square feet located in Topeka, KS. The current sole tenant of the property is The Home Depot, Inc. (“Home Depot”) and will remain the sole tenant on a triple-net lease basis.

Address	City, State	Purchase Price	Approximate Compensation to Advisor and Affiliates
5200 S.W. Wenger Street	Topeka, KS	$23,300,000	$373,000

The Home Depot Facility is net leased to Home Depot, pursuant to which Home Depot will be required to pay all operating expenses and capital expenditures in addition to base rent, simultaneously with the acquisition of the properties, and will have a primary lease term of twenty years. Annual rent is $1,843,000 for the first year of the initial lease term, and annual rent will increase by 2% per annum. The lease provides for up to two extensions of successive five-year terms.

Total Square Feet Leased	Year 1 Rent	Rent Per Square Foot	Initial Lease Term (Years)(1)
465,000	$1,843,000	$3.96	20

(1)	Lease will expire twenty years from the closing date of the acquisition.

The REIT has secured first mortgage indebtedness from the seller of the Home Depot Facility, HD Topeka, LLC.  The following table outlines the loan terms of the debt financing incurred in connection with acquisition of the Home Depot Facility. The loan will be secured by a mortgage on the Home Depot Facility.

Mortgage Debt Amount	Rate	Maturity Date (1)
$13,997,800	6.25%, 6.50% during extension option(1)	January 2013

(1) The loan has a four year term, with the first three years considered the initial term, and a one year extension.

Home Depot (NYSE: HD), together with its subsidiaries, operates as a home improvement retail company. As of the fiscal year ended February 1, 2009, Home Depot had $41.2 billion in assets, $71.3 billion in annual revenue with $2.3 billion in annual net income. Home Depot operates 2,233 retail stores worldwide.  Home Depot was founded in 1978 and is based in Atlanta, Georgia. The company's Home Depot stores sell building materials, home improvement supplies, and lawn and garden products to do-it-yourself customers, do-it-for-me (“D-I-F-M”) customers, home improvement contractors, trades people, and building maintenance professionals.  Its stores also offer various installation services for D-I-F-M customers. These installation programs include products, such as carpeting, flooring, cabinets, countertops and water heaters. In addition, the company provides professional installation of various products that are sold through its in-home sales programs, such as generators and heating and central air systems.  Home Depot is rated BBB+ by S&P.

Home Depot files its financial statements with the Securities and Exchange Commission, and the following financial information is from Home Depot’s 2007, 2008 and 2009 annual reports on Form 10-K:

($ in millions, other than store count data )	Fiscal Year End 2/1/2009	Fiscal Year End 2/3/2008	Fiscal Year End 1/28/2007
# of Stores	2,233	2,193	2,100
Revenue	$71,288	$77,349	$79,022
Net Income	2,260	4,395	5,761
Cash and Equivalents	519	445	600
Total Assets	41,164	44,324	52,263
Total Liabilities	23,387	26,610	27,233

For more detailed financial information regarding Home Depot, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

CVS Pharmacy Portfolio

The REIT anticipates acquiring a portfolio of ten newly-constructed CVS Pharmacy locations in December 2009 (the “CVS Properties”). The portfolio consists of six fee simple and four leasehold properties.  On August 28, 2009, the REIT’s Board of Directors approved the acquisition of the CVS Properties.  Although the REIT believes that the acquisition of the CVS Properties is probable, there can be no assurance that this acquisition will be consummated.

On July 23, 2009, an affiliate of the REIT entered into an agreement with a commitment to purchase the CVS Properties, subject to customary closing conditions.  The purchase price for the CVS Properties is approximately $39,500,00. The closing costs and fees payable to American Realty Capital Advisors, LLC are expected to total approximately $1,200,000. The purchase price will be paid with proceeds from the sale of common shares and first mortgage indebtedness. The CVS Properties are located in Illinois, South Carolina, Texas, Georgia, Michigan, New York, Arizona, North Carolina and California and an aggregate of 131,000 square feet. The current sole tenant of the property is CVS Caremark Corp. (“CVS”) and will remain the sole tenant on a triple-net lease basis.

Address	City	State	Purchase Price	Approximate Compensation to Advisor and Affiliates
2250 41st Street	Moline	IL	$4,748,926
1002 Sams Crossing Rd	Columbia	SC	3,236,033
1000 E. Sandy Lake Dr.	Coppell	TX	5,875,437
800 East West Connector SW	Smyrna	GA	4,725,169
133 East Dunlap	Northville	MI	4,574,854
653 Route 9	Wilton	NY	4,305,659
6356 West Belmont	Chicago	IL	3,566,663
1625 N. 44th Street	Phoenix	AZ	3,527,631
11 River Ridge Drive	Asheville	NC	1,894,084
2135 North Dinuba Blvd	Visalia	CA	3,069,405
Total			$39,523,861	$633,000

The CVS Properties are net leased to CVS, pursuant to which CVS will be required to pay all operating expenses and capital expenditures in addition to base rent, simultaneously with the acquisition of the properties, and will have a primary lease term of twenty-five years. Annual rent is approximately $3,387,000 for the first year of the initial lease term, and annual rent will increase by 5% every five years. The lease provides for two fixed –rent options at five years each, plus eight fair market value options at five years each.

Address	City	State	Total Square Feet Leased	Rent Per Square Foot	Year 1 Rent	Initial Lease Term (Years)(1)
2250 41st Street	Moline	IL	13,225	$30.78	$406,983	25
1002 Sams Crossing Rd	Columbia	SC	11,945	23.22	277,328
1000 E. Sandy Lake Dr.	Coppell	TX	12,900	39.03	503,525
800 East West Connector SW	Smyrna	GA	12,900	31.39	404,947
133 East Dunlap	Northville	MI	17,847	21.97	392,065
653 Route 9	Wilton	NY	13,225	27.90	368,995
6356 West Belmont	Chicago	IL	10,880	28.09	305,663
1625 N. 44th Street	Phoenix	AZ	13,013	23.23	302,318
11 River Ridge Drive	Asheville	NC	11,945	13.59	162,323
2135 North Dinuba Blvd	Visalia	CA	13,225	19.89	263,048
Total			131,105	$25.84	$3,387,195

(1) Lease will expire twenty-five years from the closing date of the acquisition.

The REIT has secured first mortgage indebtedness from Western & Southern Life Assurance Company.  The following table outlines the loan terms of the debt financing incurred in connection with acquisition of the CVS Properties. The loan will be secured by a mortgage on all of the CVS Properties.

Mortgage Debt Amount	Rate	Maturity Date
$23,750,000	6.875%	September 2019

CVS Caremark Corporation (NYSE: “CVS”) was founded in 1963. Today, CVS fills or manages more than one billion prescriptions per year and operates more than 6,900 CVS/pharmacy stores, making it the country’s largest pharmacy services provider. Caremark was combined with CVS’s prescription benefit management and specialty pharmacy subsidiary PharmaCare Management Services, which offered managed-care drug programs to insurers, employers and other healthcare plan providers, to form Caremark Pharmacy Services. CVS/Caremark operates a retail-based health clinic subsidiary, MinuteClinic and an online pharmacy, CVS.com.  The Company has approximately 215,000 employees in 44 states, the District of Columbia, and Puerto Rico.

For the fiscal year ended December 31, 2008, CVS posted sales of $87.5 billion, representing a 14.6% increase over the previous year. Net income grew 21.8% to reach $3.2 billion, while total net worth grew 10.4% to reach $34.6 billion. Part of the reason for the large increase in sales and profits is that CVS, in the fall of 2008, made a major acquisition, Long’s Drugs.  CVS is rated “BBB+” by S&P.

CVS files its financial statements with the Securities and Exchange Commission, and the following financial information is from CVS’s 2006, 2007 and 2008 annual reports on Form 10-K:

($ in millions, other than store count data)	Fiscal Year End	Fiscal Year End	Fiscal Year End
	12/31/2008	12/29/2007	12/30/2006
# of Stores	6,900	6,200	6,202
Revenue	$87,472	$76,330	$43,814
Net Income	3,198	2,623	1,355
Cash and Equivalents	1,352	1,057	531
Total Assets	60,960	54,722	20,570
Total Liabilities	26,386	23,400	10,652

For more detailed financial information regarding CVS, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.